Exhibit 99.3

Summary of Terms Between Richmond Hill and Wesbild

This preliminary summary of terms (this “Term Sheet”), dated as of March 3, 2026, is (a) non-binding, has been provided for information purposes only, and does not constitute or give rise to any obligation, express or implied, on behalf of any person, to negotiate, proceed with or to consummate any of the transactions described herein, and (b) does not set forth all matters on which agreement must be reached for any proposed transaction to be consummated.  Final terms to be agreed to between the parties hereto.

Transaction Structure
A new entity (“Newco”) formed at the direction of Wesbild Inc. (“Wesbild”) and Richmond Hill Investment Co., LP (“Richmond Hill”) acquires the target (the “Company”) by a merger of a subsidiary of Newco with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Newco. The entity type of Newco shall be decided by the parties following tax analysis. The parties expect Newco to be organized in Delaware.

Financing
The parties would finance the Merger by (i) the contribution of all Company common stock held by the parties as of the closing to Newco in exchange solely for Newco common equity and (ii) the contribution by Richmond Hill of new cash  financing to Newco in exchange for Newco common equity at the transaction price.

Additional Equity Investment	At the closing, Richmond Hill will acquire additional Newco common equity at the transaction price.
Transaction Expenses
Prior to entering into an acquisition agreement, the parties shall bear their own expenses in connection with the negotiation of the acquisition agreement. After signing the acquisition agreement, all expenses, fees, or other costs borne by each party in connection with the transaction will be considered “Joint Expenses”. If the Merger closes, Newco will assume and reimburse the parties for all Joint Expenses. If the Merger does not close, the parties will split any Joint Expenses 50/50.

Governance Control	Wesbild to control governance and key decisions of Newco, including by having the right to designate a majority of the board of directors (or similar governing body) of Newco.
Sale Rights
Wesbild has the right to initiate and consummate a sale of Newco beginning at the third anniversary of closing.  Customary drag rights for Wesbild and tag rights for Richmond Hill and other shareholders. Richmond Hill has the right to initiate and consummate a sale of Newco beginning at the fifth anniversary of closing.  Customary drag rights for Richmond Hill and tag rights for Wesbild and other shareholders.

Acquisitions
Richmond Hill to have consent rights over acquisitions of publishing rights, music catalogs (and related IP) and recorded music businesses that exceed a threshold amount per acquisition (“Core M&A Transactions”). Richmond Hill to have consent rights over acquisitions of businesses or assets, other than Core M&A Transactions, that exceed a threshold amount per year.

Other Protective Provisions	Richmond Hill to have other protective provisions generally consistent with its original investment in the Company.
Dividends
Newco will plan to distribute a threshold amount per year pro rata to all shareholders; provided, Newco may withhold such distributions if required by applicable law or to comply with the Newco’s then existing credit agreement.

Wesbild Share Sale	Wesbild has an option (in its sole discretion) to sell up to a threshold amount of shares to Richmond Hill at the transaction price in connection with and subject to the closing of the Merger.

Signature Page:

Wesbild Inc.

By:	/s/ Hassan Khosrowshahi
Name: Hassan Khosrowshahi
Title: Chairman

ACCEPTED AND AGREED as of the date first set forth above:

Richmond Hill Investment Co., LP

By:	/s/ Ryan P. Taylor
Name: Ryan P. Taylor
Title: Managing Partner